Mail Stop 3561

December 5, 2008

Edward C. DeFeudis
President and Chairman of the Board
Swap-A-Debt, Inc.
940 Lincoln Road, Suite 220
Miami, FL 33139

>   **Re: Swap-A-Debt, Inc.**
>   **Form S-1, Amendment 1**
>   **Filed November 17, 2008**
>   **File No. 333-153798**

Dear Mr. DeFeudis:

We have reviewed your response letter dated November 13, 2008 and we have limited our review of your amendment filed November 17, 2008 to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

General

1. We note that in your response to comment 1 of our October 30, 2008 letter you state that "the Company will continue to facilitate consumer loans in all 50 states… ." Please discuss whether this statement means that the company has previously facilitated consumer loans. If so, please revise your disclosure to explain your prior business activities in light of your statement in the same paragraph that "the Company's complete business is based upon the internet and its website." If in fact you have not conducted operations, please revise your disclosure to clearly present your status as a development stage company noting your lack of revenues.

2. Please revise future amendments to consecutively number the amendment in the order in which it was filed. See Rule 470 of Regulation C.

Cover Page

3. We note your response to comment 4 of our October 30, 2008 letter and that you amended the cover page to state that the "shares of our common stock *can* be sold…" (emphasis added). Please revise to state, as you do in your response letter, that the shares of your common stock "will" be sold.

4. We note that you indicate that the Plan of Distribution section is located on page 47 of the prospectus. Please revise to reference the correct location of the Plan of Distribution, page 32.

Summary, page 1

5. Your responses to comments 1 and 9 of our October 30, 2008 letter state that your website is 95% complete, that the company is ahead of schedule considering the complexity of the website and that you expect to have it completed by the end of November 2008 at the latest. However, we note that as of the date of this letter your website remains incomplete. We further note that in September 2008 you issued a press release indicating that your website was scheduled to launch by the end of that month, and your initial filing indicated that the website was complete and would be launched by the end of October 2008. In light of this history, please clearly indicate the current status of your website and discuss the reasons for the multiple delays in its launch including any further delays you expect.

6. We note your response to comment 1 of our October 30, 2008 letter and your revised disclosure regarding Mr. DeFeudis' involvement with Kraig Biocraft Laboratories. You state on pages 1, 4 and 14 that Mr. DeFeudis "was involved with" Kraig Biocraft. Please revise to indicate his prior involvement as well as his current status given his beneficial ownership of 4,675,000 shares, or approximately 9.3%, of Kraig Biocraft's outstanding common stock.

Business Overview, page 14

7. We note your response to comment 8 of our October 30, 2008 letter. On this page, however, your first sentence reads "We are a first U.S. Public… ." Please revise.

Directors and Executive Officers, page 19

8. Please revise this section, if true, to clearly indicate that Mr. Defeudis is your sole director. Currently your captions and discussion are in the plural form.

Edward C. DeFeudis
Swap-A-Debt, Inc.
December 5, 2008
Page 3

Selling Security Holders, page 26

9. We note that in response to comment 2 of our October 30, 2008 letter you reduced
    the number of shares of common stock being offered by Lion Equity Holding
    Corp from 600,000 to 100,000 resulting in Lion Equity owning 500,000 shares
    after the offering. Page 26 indicates that the 500,000 shares of common stock will
    constitute less than one percent of the company's outstanding shares. We note,
    however, that on page 30 you state that there were 49,500,000 shares of common
    stock outstanding as of November 13, 2008. Please revise.

Signatures

10. We note that in response to comment 12 of our October 30, 2008 letter you
    provided for your principal accounting officer. You have not, however, provided
    for your principal financial officer. Please revise.

     As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

     Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Mara Ransom,
Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: Gregg E. Jaclin, Esq.
        Via Facsimile